Exhibit 99.2

STATE OF MAINE	Docket No. 2008-155
PUBLIC UTILITIES COMMISSION

October 22, 2008

UNITIL SERVICES CORPORATION	ORDER APPROVING
AND NORTHERN UTILITIES, INC.,	STIPULATION WITH
Joint Petition for Approval of Reorganization (Merger and Related Transactions)	CONDITIONS

REISHUS, Chairman; VAFIADES and CASHMAN, Commissioners

I.	SUMMARY

The Commission approves the reorganization of Northern Utilities, Inc. (Northern), pursuant to 35-A M.R.S.A. §708, by the purchase the stock of both Northern and its NiSource affiliate, Granite State Gas Transmission Company (Granite), by Unitil Corporation (Unitil), subject to the conditions stated in this Order.

In addition, the Commission approves Unitil Service Corporation’s (USC) proposed Support Service Agreement (SSA) for Northern,1 Unitil’s Tax Sharing Agreement and amended Cash Pooling and Loan Agreement with, or for applicability to, Northern, and Unitil’s Transition Services Agreement with NiSource and Bay State for transition services benefitting Northern, subject to the conditions outlined below. The Commission’s approval of these contracts does not constitute a determination of the reasonableness of any costs that may be charged to Northern for inclusion in future rates.

II.	BACKGROUND AND PROCEDURAL HISTORY

On March 31, 2008, Unitil and Northern filed a joint petition for approval under 35-A M.R.S.A. §708 for a corporate reorganization in which Unitil would acquire all of the stock of Northern and Granite, an interstate pipeline serving Massachusetts, New Hampshire and Maine. The filing also requests approval of money pool, tax sharing, and support services agreements. Unitil is a New Hampshire corporation and an investor-owned public utility holding company whose principal business is the retail distribution of electricity and natural gas through its two utility subsidiaries, Unitil Energy Systems, Inc. and Fitchberg Gas and Electric Light Company (FG&E).

The filing included, among other things, the executed Stock Purchase Agreement (SPA) dated February 15, 2008, an unexecuted amended Cash Pooling and Loan Agreement, a Draft Support Services Agreement between Northern and Unitil Service

[1]	In drafting this Order, we have used the name “Northern” to refer to both the pre- and post-closing entity on the assumption that it will continue under its existing name.

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Corporation, as well as the pre-filed Direct Testimonies of Mark H. Collin, Senior Vice President, Chief Financial Officer and Treasurer of Unitil, Lawrence M. Brock, Controller and Chief Accounting Officer, Thomas P. Meissner, Jr., Senior Vice President and Chief Operating Officer, David K. Foote, Vice President Energy Contracts Department, Francis X. Wells, Senior Energy Trader and Lawrence R. Gantz, Senior Vice President for Customer Services and Communications. The Petitioners requested a Commission decision by October 1, 2008 or as soon thereafter as possible to allow a November 7th closing.

A copy of the Commission’s Notice of Proceeding was sent to all the parties who participated in the most recent three cases of major importance for Northern. In addition, a Notice was published in newspapers of general circulation in Northern’s service area within the State of Maine.

Simultaneously, because the holdings of Unitil and Northern extend across three states in northern New England, petitioners also sought approval of the transaction by the New Hampshire Public Utilities Commission (NH PUC) and the Massachusetts Department of Public Utilities (MA DPU).2

The Commission conducted an adjudicatory proceeding to determine whether the transactions, as proposed, met the standard of 35-A M.R.S.A. § 708 and, if not, whether the imposition of specific conditions would protect the public interest as well as the interest of ratepayers and investors such that the transaction could be approved. The Advisory Staff actively participated in this case, consistent with the Commission’s practice, as permitted by 35-A M.R.S.A. § 1305. An initial case conference and technical conference was held on May 13, 2008 at which the Hearing Examiner ruled on all Petitions to Intervene. Intervention was granted to the Office of the Public Advocate (OPA), Hess Corporation, Maine Natural Gas Corporation and Bangor Gas Company.3

The parties also commented on whether other matters pending before the Commission regarding Northern should be consolidated with the sale proceeding to assist with efficient and coordinated resolution of those matters. The matters at issue included: Docket No. 2006-390 (prudence of Wells replacement supplies and treatment of excess gas portfolio costs), Docket No. 2007-529 (Management Audit of Northern’s Safety Operations), Docket No. 2008-93 (review of Northern’s hedging program),

[2]

The NH PUC issued its Order Approving Settlement Agreement in Docket No. DG 08-048, and its Order Approving Issuance of Debt Securities by Northern Utilities, Inc. in Docket No. DG 08-079, on October 10, 2008. Northern and Unitil have requested that a final order be issued by the MA DPU by November 3, 2008.

[3]

The interventions of Maine Natural Gas Corporation and Bangor Gas Company were limited to issues of general applicability to gas utilities in Maine. Neither of these interveners sought access to confidential information filed in this case or participated in settlement discussions conducted by Advisory Staff.

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Docket No. 2008-163 (Northern’s purchase of Granite’s regulation stations),4 Docket No. 2008-151 (cast iron replacement program for Portland area), nine alleged gas safety violation dockets, and the merger of GSGT into Northern to operate as one state-regulated entity, or should seek a Hinshaw exemption from the Federal Energy Regulatory Commission (FERC). Northern, Unitil and OPA argued against consolidation of Northern’s other pending proceedings noting that the matters at issue in the other cases did not involve Unitil and that the purchaser’s exposure to the financial affects of Commission resolution of other matters is covered in section 7.2.a.3 of the Stock Purchase Agreement (SPA). On May 22, 2008, the Hearing Examiner issued a Ruling on Scope that did not consolidate these matters but allowed parties to propound discovery on those issues.

The Petitioners made a filing for approval of financing terms of the transaction on May 30, 2008 which was assigned Docket No. 2008-241.

Discovery on the petitioners was conducted by OPA and Advisory Staff and Technical conferences were held on May 13, June 4, June 11, June 16, and July 2 covering topic areas of customer services, technical operations and gas safety, synergy savings, financial terms of proposed sale, tax exemption effects, corporate structure, post-closing management and affiliate service structure and related cost allocation, low income program, transition plan, business integration plan. The OPA filed the Direct Testimony of David Brevitz on July 18.

On August 5, Unitil filed its Proxy Statement and notice of Special Meeting of Shareholders to be held on September 10, 2008. On September 18, Unitil filed a Report on the Status of its Debt Financing efforts.

All Parties consented to having Advisory Staff participate in settlement discussions, and numerous conferences were held from mid-July through early September for this purpose. In early August, the Parties proposed to suspend hearings to allow time for resolution of this matter by settlement. A Stipulation among Northern, Unitil and OPA was filed on August 25, 2008. Advisory Staff posed no objections to the Stipulation but did not fully support it because it did not include a resolution of the pending cast iron replacement program proceeding, Docket No. 2008-151.

The Commission held a hearing on the Stipulation on August 29, 2008. At that hearing, the Commissioners asked questions of the parties regarding the proposed Stipulation. The Commissioners also indicated that they would delay their deliberation of the proposed Stipulation until they had held a hearing on the proposed Stipulation and Consent Agreement that was to be filed for resolution of nine pending gas safety violation (NOPV) cases involving Northern.5 In addition, the Commissioners stated that

[4]	Northern withdrew this proposal by letter filed on July 30, 2008.

[5]	These cases are Docket Nos. 2007-362, 2007-363, 2007-364, 2008-095, 2008-096, 2008-097, 2008-098, 2008-118, and 2008-122.

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they also wished to have resolution of a third pending matter, its Management Audit of Northern’s Operations and Safety Practices, Docket No. 2007-529, for which a Final Report had been issued on August 11.

The final NOPV Stipulation and Consent Agreement executed by Northern and the Commission’s Prosecutorial Staff was filed on September 8. By letter dated September 11, Northern agreed to grant the Prosecutorial Staff an ex parte waiver to allow Staff to discuss the terms of the NOPV Stipulation with the Commissioners in their understanding of it. The Commission set the NOPV Stipulation for hearing on October 3, 2008, and also asked questions regarding the interrelationship of the NOPV Stipulation with the Management Audit and the acquisition Stipulation. On September 25, the Hearing Examiner issued Advisors’ Data Request (ADR) No. 8 to Northern for further explanation of how the cost responsibility for compliance activities under the NOPV Stipulation would be allocated under the indemnification provisions of the PSA.

On September 12, Northern filed comments objecting to numerous recommendations in the Management Audit Report. On September 15, Unitil filed its comments indicating its agreement to implement most of the Auditors’ recommendations and a willingness to work with Staff to resolve the remaining recommendations.

Unitil filed Transition Plan Reports on its proposed acquisition of Northern and Granite, pursuant to Section F.3 of the Stipulation, on September 16 and October 16.

On October 2, Northern filed its response to ADR 8 and Unitil filed a letter stating its agreement for the Commission to condition its approval of the acquisition Stipulation on its agreement to implement the Management Audit Recommendations.

The Commission confirmed Unitil’s plans to address certain matters arising from other proceedings involving Northern’s future safety practice management at the October 3 hearing.

The Commission deliberated this matter on October 6, 2008, as well as Northern’s proposed Stipulation for resolution of nine gas safety violation dockets.6

III.	DESCRIPTION OF PROPOSED TRANSACTION AND STIPULATION

Under the proposed reorganization, Bay State Gas Company (Bay State), a local distribution company serving in Massachusetts, which holds 100% of Northern’s stock, and NiSource, an Indiana corporation and public utility holding company that is the ultimate corporate parent of both Northern and Granite State, will sell Northern and

[6]

Northern’s October 17, 2008 request for the Commission to “re-evaluate its October 6, 2008 conditional approval of the two uncontested stipulations,” made prior to the issuance of orders in these matters, has not been considered. Any party may request reconsideration of this Order pursuant to Chapter 110 §1004.

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Granite’s stock to Unitil. A Stock Purchase Agreement (SPA) among NiSource, Bay State, and Northern establishes a purchase price of $160 million adjusted by net working capital at closing. The purchase will be financed by newly issued common stock and debt securities. The filing also requests approval of money pool, tax sharing, and support services agreements.

The Stipulation provisions, which are summarized below, address several topics, including regulatory authorizations, matters affecting rates, customer service provisions, service quality, gas safety, and agreements regarding Granite State, transaction reporting and access to affiliate records.

Authorizations

The Stipulation includes the following authorizations and approvals:

•	Approval of the proposed stock sale transaction pursuant to 35-A M.R.S.A. § 708;

•	Approval of the amended Unitil Service Agreement adding Northern as a party, pursuant to 35-A M.R.S.A. § 707(3);

•

A waiver of Chapter 820 §4(E) to allow Unitil to provide services to Northern at fully distributed cost provided that in any future rate proceeding, Northern will have the burden of demonstrating the reasonableness of including in rates any affiliate costs that are not provided at market rates.

•

Approval of the amended Unitil Cash Pooling Agreement adding Northern as a party, pursuant to 35-A M.R.S.A. § 707(3) with the same annual March 31 reporting as prescribed in the Commission’s December 21, 2001 Order in Docket No. 2001-646; and

•

Approval of Northern’s accounting deferral and 10-year amortization of the Transaction Costs[7] and Transition Costs[8] resulting from the proposed reorganization on condition of Unitil’s agreement that it will not seek recovery of these costs, or the transaction or transition costs of any other subsidiary, in Northern’s rates.

[7]	Investment banking, advisory and legal fees incurred to achieve the transaction.

[8]	Non-recurring expenditures incurred by Unitil for transition and support services, including expenses incurred under the Transaction Services Agreement (TSA) throughout the integration process.

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Rate Matters

The Stipulation combines the following agreements related to rates:

•	Unitil commits that all Synergy Savings resulting from the transaction will flow to ratepayers in their entirety in Northern’s next base rate change;

•

Unitil commits not to request a base rate change before November 1, 2010 (“Stay Out”) unless 1) Northern’s projected annual revenues are more than 8% below the level of total 2007 distribution revenues, or 2) the Commission approves a plan to subject Granite’s rates to state regulation;

•

That Unitil will be allowed to recover prudently incurred Integration Costs[9] for capitalized expenditures to build or upgrade systems or facilities required for Unitil to independently operate Northern.

•

Unitil commits not to seek recovery in Northern’s rates of any acquisition premium resulting from the transaction; any positive or negative acquisition premium will be accounted for below-the-line over a 10-year period, and accrue to Unitil’s shareholders.

•

Unitil commits to hold Northern’s customers harmless for the elimination of historical Accumulated Deferred Income Tax (ADIT) liabilities resulting from its Internal Revenue Service Section 338(h)(10) election by maintaining pro-forma regulatory accounting for use in setting rates until such time as the level of ADIT balances at closing are reconciled.

•

Unitil commits to impute Northern’s 12/31/07 weighted cost of debt of 5.02% until Northern’s existing debt instruments would have matured, and not to seek recovery of any equity issuance costs for the proposed transaction, estimated at approximately $4 million.

•	Unitil commits not to change Northern’s existing depreciation rates until approved in the next general rate case.

[9]

The necessary capital expenditures incurred by Unitil to meet Northern’s post closing service obligations to customers and which 1) upgrade, replace or supplement existing utility plant, equipment and systems and their associated costs, or 2) enhance and/or extend the useful life by 3 years of existing utility plant, equipment and systems, as listed in Attachment A to the Stipulation.

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Customer Provisions

The Stipulation contains the following agreements related to customers:

•

Unitil will implement a Low Income Program for Northern as of December 1, 2008 for LIHEAP-eligible customers giving a 30% discount off total bill charges. Northern will report on its program results and make a proposal for the 2009-2010 program year by July 1, 2009. Northern may defer the aggregate discounts for future base rate recovery.

•	Unitil will provide Northern’s customers with additional no-cost payment options, including credit or debit cards, by internet and telephone.

•	Unitil will offer Staff and OPA the opportunity to review the communications it develops to inform customers about its acquisition of Northern and keep them appraised of the transition.

•

Unitil will conduct a study, for completion within two years from closing, of alternatives for sale, lease, or use of the unused Portland manufactured gas site property which would best serve ratepayers interests, having funded hazardous waste clean-up of the site. Unitil will spend no more than $100,000 on this study without the concurrence of OPA and Staff or approval of the Commission.

Service Quality, Gas Safety and Reliability

The Stipulation contains the following agreements related to service quality, gas safety and reliability:

•

Unitil commits that Northern shall continue to adhere to the service quality plan established in Docket No. 2002-140 under which it will incur penalties if it fails to reach established performance benchmarks.

•

Northern/Unitil shall provide various gas operations, notifications and safety reports to the Commission’s Gas Safety Engineer (GSE) including but not limited to all compliance records available in Maine, providing an electronic version of its operations procedures, notifying the GSE of changes in technical operations staffing levels, and working with the GSE “to improve facility mapping, locating accuracy, and record-keeping through the use of Geographic Information System technology, Global Positioning System technology, and Ground Penetrating Radar technology, employing and complying with Commission Rules, technical specifications and preferred format.” Stipulation at 9, paragraph 2(k).

•

Unitil commits to work collaboratively with the Commission Staffs, Offices of the Public and Consumer Advocates of Maine and New Hampshire to design and to conduct a comprehensive study of the issues and costs for modification of the physical, operational, regulatory, and corporate structure necessary for state regulation of Granite and provide a report within one year of the closing.

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•

Northern/Unitil shall execute a firm service contract with Granite for the period November 1, 2008 through October 31, 2010 for 100,000 Dth of capacity at Granite’s current recourse rate of $1.6666/ Dth for two years or until October 31, 2009 in the event that the acquisition transaction fails to close.[10]

Access to Affiliate’s Books and Records, and Transaction Reporting

The Stipulation contains the following agreements regarding affiliate books and records and transaction reporting:

•

Unitil shall provide access to the books and records of any of Northern’s affiliates at the discretion of the Commission, and also waives any claim or defense against the Commission’s jurisdiction over affiliate transactions as defined by Maine law and the Commission’s rate-making authority, as it relates to cost allocations among affiliates.

•

While the acquisition is pending, Unitil shall file reports on its transition progress, business integration, costs, the Transition Services Agreement and costs, and will notify the Commission of any substantial changes in the financing terms.

IV.	LEGAL STANDARD OF REVIEW

A.	Reorganization

The proposed reorganization constitutes a reorganization pursuant to 35-A M.R.S.A. §708 and thus requires Commission approval. Under section 708, the Commission must determine that the proposed sale of a Maine public utility along with its pipeline affiliate, Granite State, by Northern’s immediate corporate parent, Bay State, and the ultimate parent, NiSource, is consistent with the interests of Northern – Maine’s ratepayers and investors. Under section 708, the Commission may approve reorganization only if the applicant establishes that approval is consistent with the interests of a utility’s ratepayers and investors.

The Commission has previously found that the approval requirements of section 708 are met if the rates or services to customers of the former utility will not be adversely affected by the transaction. See e.g., Northern Utilities, Inc., Request for Approval of Reorganization (NiSource/Columbia Merger and Related Transactions), Docket No. 2000-322, Order (June 30, 2000); Consumers Maine Water Co., Request for Approval of Reorganization Due to Merger with Philadelphia Suburban Corp., Docket No. 98-648 (Jan. 12, 1999); New England Telephone & Telegraph Company and NYNEX Corp., Reorganization Intended to Effect the Merger with Bell Atlantic, Docket

[10]	This agreement requires our approval pursuant to 35-A M.R.S.A. §707(3).

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No. 96-388 (Feb. 6, 1997); Bangor Hydro-Electric Company and Stonington and Deer Isle Power Company, Joint Application to Merge Property, Franchises and Permits and for Authority to Discontinue Service, Docket No. 87-109, Order Approving Stipulation and Merger (Nov. 10, 1987); and Greenville, Millinocket and Skowhegan Water Company, Joint Application to Sell Utility Property to Wanakah Water Company and to Discontinue Service, Docket No. 92-250, Order Approving Stipulation (Dec. 15, 1992). Thus, the reorganization should be approved if the total benefits flowing from the transaction are equal to or greater than the detriments or risks resulting from the transaction for both ratepayers and shareholders. See Bell Atlantic at 8. The burden of proof is on the applicant to make this showing. 35-A M.R.S.A. § 708(2) (no reorganization may be approved unless it is established by the applicant that the reorganization is consistent with the interests of ratepayers and investors).

Given these standards, the Commission must determine if, based on the evidence presented by the petitioners and the other parties and the provisions of the Stipulation taken as a whole, whether the benefits of the reorganization are at least equal to any likely risks, to ensure no harm to ratepayers and shareholders. Furthermore, section 708 provides that if the Commission grants approval, it shall impose such conditions as “are necessary to protect the interests of ratepayers.” Thus, in weighing the risks, it is appropriate for the Commission to consider the mitigating effects of any such conditions. Finally, because their right to vote to approve the reorganization protects shareholders, the Commission will review the impact of the reorganization with an emphasis on ratepayers.

B.	Support Services Agreement

Title 35-A M.R.S.A. § 707(3) prohibits utilities from transacting for services with affiliates unless the Commission has found that the arrangement is not adverse to the public interest and have given it written approval. Section 707(3)(B) authorizes the Commission to grant approval subject to such terms and conditions as it determines necessary to safeguard the public interest. Section 707(3)(D) states that approval of an arrangement under this section does not limit or restrict the Commission’s authority under Title 35-A in determining any rate, charge, or schedule.

Chapter 820 of the Commission’s Rules governs the record keeping, accounting, and structural requirements for non-core utility activities and transactions between affiliates. Section (4)(E) of the rule specifies that equipment, facilities, services or personnel of an affiliate used by a utility shall be priced at the same price charged non-affiliates, or, if no such price is available, at market price. Similarly, in the absence of a tariffed rate or market price, Section (4)(A) requires that utility services provided to affiliates be priced using a fully distributed cost (FDC) methodology as a proxy for market value. Section 9 of the rule allows the Commission to waive the requirements of Chapter 820 if good cause is shown and that if the waiver would not be inconsistent with the requirements of sections 707, 708, 713, 714 and 715 of Title 35-A.11

[11]

Section 707 governs affiliate dealings, § 708 governs reorganizations, §§ 713 and 714 govern unregulated business ventures of utilities, and § 715 is the authority from which Chapter 820 derives. Chapter 820 governs the allocation of costs for facilities, services or intangibles that are shared between regulated and unregulated activities of a utility.

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V.	ANALYSIS AND DECISION

A.	Standard of review for Stipulations

As the Commission has now stated on many occasions, in order to accept a stipulation, the Commission must find that:

1. the parties joining the stipulation represent a sufficiently broad spectrum of interests that the Commission can be sure that there is no appearance or reality of disenfranchisement;

2. the process that led to the stipulation was fair to all parties; and

3. the stipulated result is reasonable and is not contrary to legislative mandates.

See Central Maine Power Company, Proposed Increase in Rates, Docket No. 92-345(II), Detailed Opinion and Subsidiary Findings (Me. P.U.C. Jan. 10, 1995), and Maine Public Service Company, Proposed Increase in Rates (Rate Design), Docket No. 95-052, Order (Me. P.U.C. June 26, 1996).

The Commission has an obligation to ensure that the overall stipulated result is in the public interest. See Northern Utilities, Inc., Proposed Environmental Response Cost Recovery, Docket No. 96-678, Order Approving Stipulation (Me. P.U.C. April 28, 1997). The Commission determines that the proposed Stipulation meets all these criteria.

The Stipulation before the Commission was entered into between Northern, Unitil and the OPA. In past cases, the Commission has found that the subject utility and the OPA, representing often opposite views in the ratemaking process, constitute a sufficiently broad spectrum of interests to satisfy the first criteria. See Public Utilities Commission, Investigation of Stranded Cost Recovery, Transmission and Distribution Utility Revenue Requirements and Rate Design of Bangor Hydro-Electric Company (Phase II), Docket No. 97-596, Order at 6 (Feb. 29, 2000) and Maine Public Utilities Commission, Investigation of Retail Electric Transmission Services and Jurisdictional Issues, Docket No. 99-185, Order Approving Stipulation (Maine Public Service Company) at 3 (Aug. 11, 2000). In this case, the Commission’s Advisory Staff

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was an active participant in the settlement process and does not object to the Stipulation. The Commission is, therefore, satisfied that a broad spectrum of interests are represented by the Stipulation.

The Commission finds that the second criterion has been met in this case. The procedural history in this case also indicates that all procedural safeguards were satisfied in this instance.

Finally, the Commission finds that the stipulated result, with the conditions imposed, as discussed herein, is reasonable, not contrary to the public interest and consistent with legislative mandates. In particular, the Commission finds certain terms of the Stipulation to be positive in that they protect several fundamental interests of ratepayers as discussed below.

B.	Stipulation Provisions, Clarifications and Conditions

1.	Rate Effects and Terms of Sale

Unitil’s commitment to hold ratepayers harmless for all rate effects of the deferred income tax (DIT) election is critical to the Commission’s approval of this transaction. To effect this commitment, Unitil will track and apply the deferred tax account balance that would have existed but for its DIT election for ratemaking purposes. It will maintain this separate accounting until such time as the tracked balance expires or matches the new DIT account balance that develops over time. In this way, rate payers will not lose the rate offset that this election would deplete.

Unitil shall not seek a rate increase prior to November 1, 2010. This provides rate stability and allows Unitil to gain valuable experience with Northern’s operations before seeking rate adjustments.

Further, Unitil shall not pass on the transaction costs of this acquisition to ratepayers or the transition costs incurred by other subsidiaries. Transaction costs are defined as those non-recurring costs attributable to investment banking, advisory and legal fees which are incurred by Unitil to achieve the purchase of Northern and Granite. Transaction Costs are distinguished from Integration Costs, which are defined on page 4, paragraph B(3) of the Stipulation as expenditures such as software upgrades or hardware purchases that are necessary to integrate the affiliate data, billing and information systems, which it will seek to recover in rates. Their integration costs shall not include the costs of complying with the gas safety violation Stipulation12 as a condition of approval.

In addition, this acquisition allows Northern to enjoy lower overhead costs for services than it paid for comparable corporate services under Bay State and NiSource. Unitil shall pass along all of the synergy savings of its less costly overhead and other efficiencies to Northern’s ratepayers. The Commission is satisfied that the service agreement employs reasonable methodologies for allocation of inter-company charges and waive Chapter 820 to allow Unitil to price services at fully distributed cost if a market price is not available. Unitil will have the burden to demonstrate that market price could not be obtained.

[12]	See footnote 3 for list of dockets included in the gas safety violations Stipulation.

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Also, the Stipulation allows the Commission to retain oversight of cost allocations among affiliates and to access affiliate records when it deems necessary. Detailed information pertaining to any proposed transaction affecting Northern must be available to the Commission in Maine. The Commission will monitor activities and to determine whether any improper affiliate transactions or other abuses are occurring.

The Commission finds that the tax sharing agreement and the inter-affiliate Cash Pooling and Loan Agreement constitute reasonable mechanisms for operation of Northern within Unitil’s overall corporate structure.

2.	System Operation, Maintenance and Safety

System operation and maintenance is integral to the provision of safe and adequate gas utility service. Unitil’s prior experience and expertise with distribution gas utility operations demonstrate that it has technical capacity to operate such a gas utility. While the size of each of Northern’s divisions to be acquired by Unitil are three-times larger than Unitil’s gas utility, FG&E, which has approximately 15,000 customers, much of the existing operational and technical staff of both Northern and Granite, will be retained. The Stipulation includes several safety performance benchmarks and reporting requirements that will assist in monitoring its operations.

Given the many recent safety, managerial and operational issues that have been identified within Northern, the Commission adopts a number of conditions and clarifications in order to ensure that safety matters are adequately addressed so that the transaction will not be adverse to ratepayers or shareholders.

a.	Implementing Management Audit Recommendations

In light of the number of safety incidents that have occurred, the Commission adopts terms for this transition to restore public confidence in Northern’s system. Unitil shall implement numerous operational and safety recommendations from our Management Audit of Northern’s Operations and Safety Practices in Docket No. 2007-529. Unitil has committed that these matters will be addressed by the new management once Northern is acquired by Unitil. Unitil shall report on its progress and plans for implementing the recommendations in six months so that the Commission will be apprised of its success and any issues that arise.

Unitil’s letter of October 2, 2008 with its attached comments of September 15, 2008 and reference the 26 Recommendations of the Management Audit Final Report, dated August 12, 2008, are incorporated by reference. The Commission conditions approval on Unitil carrying out the actions which it agreed to take in its September 15th comments and on Unitil working actively with Staff on resolutions of those recommendations which it did not accept, and to do so by February 1, 2009. Unitil shall report six months after closing on the steps it has taken to date and the actions it will take to complete implementation of the remaining audit recommendations.

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Unitil has expressed confidence that it will change the culture of Northern in those areas where the auditors identified required management attention through a “hands on” approach by Unitil regional management. The Commission shall monitor these issues to ensure that the necessary changes are made and may order additional measures as warranted.

b.	Gas Safety Violation Compliance Activities

There are several important compliance projects that Northern has committed to complete in the Stipulation and Consent Agreement filed with the Commission on September 8, 2008. Therefore, the Commission conditions its approval of this reorganization as follows:

1. Unitil shall fulfill the obligations to which Northern has committed in the September 8, 2008 gas safety violation Stipulation13 and shall not seek to recover the costs of such compliance and safety upgrade obligations identified in the Stipulation from ratepayers.

2. That the current owners of Northern, and its affiliates, Granite and Bay State, shall deliver all documents in its possession or in the possession of any subsidiary or affiliate which are necessary to fulfill Northern’s gas safety compliance obligations by the time of closing of this transaction.

3. That all costs for all penalties, safety upgrades and compliance obligations incurred under the gas safety violation Stipulation dated September 8, 2008 both pre-and post-closing will be borne exclusively by the current owners of Northern, not by Northern or Unitil’s ratepayers or shareholders after closing.

c.	Granite State’s Transmission Pipeline

Unitil has not operated a high pressure interstate transmission pipeline like Granite, which serves as a “backbone” to Northern’s 43 distribution systems. In the Stipulation, Unitil has committed to work with the Maine and New Hampshire jurisdictions to evaluate the costs and benefits of state regulation of Granite.

Unitil’s agreement to study whether the merits of merging the Granite pipeline into Northern’s distribution system is a valuable response to questions that have arisen regarding the present relationship between Northern and Granite. The Commission is satisfied that the process outlined in the Stipulation is a reasonable way to develop the necessary information to support future decisions on these issues.

In addition, the Commission finds beneficial the proposed firm service rate agreement between Northern and Granite pending the outcome of that study or a change in jurisdiction for Granite and incorporate that agreement into this Order by reference.

[13]	Order Approving Stipulation, Docket Nos. 2007-362, 2007-363, 2007-364, 2008-095, 2008-096, 2008-097, 2008-098, 2008-118, and 2008-122 (Oct. 22, 2008).

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4.	Customer Service

Unitil has developed comprehensive Business Integration and Transition Plans to ensure an orderly and seamless transition of ownership and operation of all of Northern’s service operations. Prominent among these are the customer service functions, such as data systems, metering, billing, and call center operations. At a technical conference held jointly with the staffs and public advocates of Maine and New Hampshire, Unitil described the efforts of its various departments in developing and carrying out a seamless integration of Northern’s divisions with its existing gas and electric operations. Employee benefits, regulatory services, accounting, gas supply, and numerous other functions are covered by this plan.

In addition, the Transition Services Agreement executed among Unitil, Bay State and NiSource provides assurance that various operational systems such as Northern’s metering, billing, call centers, as well as Granite’s gas delivery, will function during the transition, allowing for a smooth hand-off of each area at the appropriate time.

Furthermore, Unitil has agreed to implement a Low Income Program that will provide all LIHEAP-eligible customers with a 30% discount off gas service charges and to explore ways to expand the program in subsequent years. As a point of clarification of the language appearing on page 6 of the stipulation, Northern confirmed at the hearing that it would implement the Low Income Program for this winter period even if the acquisition were not approved.

Unitil will also continue Northern’s existing Service Quality Program with established benchmarks, which will assist in maintaining high customer service standards. It has also agreed to several gas safety and operations reporting requirements to allow the Commission to monitor its technical operations.

The Commission finds that these provisions will ensure customer service continuity during and after the transition of utility to new ownership.

VI.	CONCLUSION

The Commission finds that, with the conditions identified above, that the terms of the proposed Stipulation governing the reorganization of Northern will not be adverse to Northern’s Maine Division ratepayers and shareholders, and therefore approves it.

Accordingly, the Commission

O R D E R S

1. That the Stipulation regarding the sale of stock of Northern Utilities Inc. to Unitil by Bay State Gas Company and all related authorizations, contracts and waivers contained therein are approved subject to the conditions established in this Order;

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2. That Northern Utilities file no later than November 15, 2008 its Terms and Conditions of service to implement the Low Income Program and new payment options for effect on or about December 1, 2008;

3. That Northern Utilities Inc. file a copy of the final signed version of all contracts approved in this Order with the Commission’s Administrative Director when completed and that those contracts become effective upon closing of the proposed stock sale.

Dated at Augusta, Maine, this 22nd day of October, 2008.

BY ORDER OF THE COMMISSION

/s/ Karen Geraghty
Karen Geraghty
Administrative Director

COMMISSIONERS VOTING FOR:	Reishus Vafiades
Cashman

Order Approving . . .	- 16 -	Docket No. 2008-155

NOTICE OF RIGHTS TO REVIEW OR APPEAL

5 M.R.S.A. § 9061 requires the Public Utilities Commission to give each party to an adjudicatory proceeding written notice of the party’s rights to review or appeal of its decision made at the conclusion of the adjudicatory proceeding. The methods of review or appeal of PUC decisions at the conclusion of an adjudicatory proceeding are as follows:

1. Reconsideration of the Commission’s Order may be requested under Section 1004 of the Commission’s Rules of Practice and Procedure (65-407 C.M.R.110) within 20 days of the date of the Order by filing a petition with the Commission stating the grounds upon which reconsideration is sought.

2. Appeal of a final decision of the Commission may be taken to the Law Court by filing, within 21 days of the date of the Order, a Notice of Appeal with the Administrative Director of the Commission, pursuant to 35-A M.R.S.A. § 1320(1)-(4) and the Maine Rules of Appellate Procedure.

3. Additional court review of constitutional issues or issues involving the justness or reasonableness of rates may be had by the filing of an appeal with the Law Court, pursuant to 35-A M.R.S.A. § 1320(5).

Note:	The attachment of this Notice to a document does not indicate the Commission’s view that the particular document may be subject to review or appeal. Similarly, the failure of the Commission to attach a copy of this Notice to a document does not indicate the Commission’s view that the document is not subject to review or appeal.